UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                               (Amendment No. 2)*


                    Under the Securities Exchange Act of 1934




                           Build-A-Bear Workshop, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    120076104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 October 4, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
                    [ ] Rule 13d-1(b)
                    [X] Rule 13d-1(c)
                    [ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13G  AMENDMENT  NO. 2 (THE "AMENDED  13G") AMENDS AND RESTATES THE
SCHEDULE 13G FILED WITH SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON OCTOBER 6, 2005 BY ENDOWMENT CAPITAL GROUP, LLC ("ENDOWMENT LLC") AND CERTAIN OF ITS AFFILIATES UNDER THE CENTRAL INDEX KEY FOR ENDOWMENT LLC (THE "PRIOR 13G"). THIS AMENDED 13G CORRECTS THE PRIOR 13G AND REPORTS THAT ONLY MR. PHILIP C. TIMON, AND NOT ENDOWMENT LLC AND CERTAIN OF ITS AFFILIATES, IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13G. BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13G, MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13G WITH THE SEC, MR. TIMON HAS CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13G.

CUSIP No.  120076104
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Endowment Capital Group, LLC
--------------------------------------------------------------------------------

(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
        (a)                             (b)
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by
    Each Reporting Person With          (5)  Sole Voting Power:          0*
                                             -----------------------------------
                                        (6)  Shared Voting Power:        0
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:     0*
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:   0
                                             -----------------------------------
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:    0*
--------------------------------------------------------------------------------

(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions)    N/A
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  0.0%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
*Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 2,239,200 shares of the Common Stock, $0.01 par value per share (the "Shares"), of Build-A-Bear Workshop, Inc., a Delaware corporation (the "Company") as of October 4, 2005 (the "Reporting Date"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possessed the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Endowment LLC is deemed to beneficially own no Shares, or approximately 0.0% of the Shares deemed issued and outstanding as of the Reporting Date. Endowments LLC's interest in the Shares is limited to its pecuniary interest, if any, in the Limited Partnerships.

THIS SCHEDULE 13G  AMENDMENT  NO. 2 (THE "AMENDED  13G") AMENDS AND RESTATES THE
SCHEDULE 13G FILED WITH SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON OCTOBER 6, 2005 BY ENDOWMENT CAPITAL GROUP, LLC ("ENDOWMENT LLC") AND CERTAIN OF ITS AFFILIATES UNDER THE CENTRAL INDEX KEY FOR ENDOWMENT LLC (THE "PRIOR 13G"). THIS AMENDED 13G CORRECTS THE PRIOR 13G AND REPORTS THAT ONLY MR. PHILIP C. TIMON, AND NOT ENDOWMENT LLC AND CERTAIN OF ITS AFFILIATES, IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13G. BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13G, MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13G WITH THE SEC, MR. TIMON HAS CAUSED A SCHEDULE 13G TO BE FILED WITH THE SEC DISCLOSING THAT MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13G.


Item 1(a).  Name Of Issuer:   Build-A-Bear Workshop, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           1954 Innerbelt Business Center Drive,  St. Louis, Missouri 63114


Item 2(a). Name of Person Filing:  Endowment Capital Group, LLC

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            1105 North Market  Street,  15th Floor, Wilmington, Delaware 19801

Item 2(c).  Citizenship:  Delaware

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).  CUSIP No.:  120076104


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

           (a)  Amount Beneficially Owned (as of October 4, 2005):         0*

           (b)  Percent of Class (as of October 4, 2005)                0.0%*

           (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote                 0*
               (ii) shared power to vote or to direct the vote               0

               (iii) sole power to dispose or to direct the disposition of   0*
               (iv) shared power to dispose or to direct the disposition of  0


*Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 2,239,200 shares of the Common Stock, $0.01 par value per share (the "Shares"), of Build-A-Bear Workshop, Inc., a Delaware corporation (the "Company") as of October 4, 2005 (the "Reporting Date"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possessed the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Endowment LLC is deemed to beneficially own no Shares, or approximately 0.0% of the Shares deemed issued and outstanding as of the Reporting Date. Endowments LLC's interest in the Shares is limited to its pecuniary interest, if any, in the Limited Partnerships.



Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           January 11, 2007

                                           ENDOWMENT CAPITAL GROUP, LLC

                                           /s/ Philip C. Timon
                                           -------------------------------------
                                           Philip C. Timon, Sole Managing Member


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)